UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. 19)*

                    Coca-Cola Bottling Co. Consolidated
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
                      (Title of Class of Securities)

                                 191098102
                              (CUSIP Number)


                             James E. Chestnut
             Senior Vice President and Chief Financial Officer
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404)676-2121
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              With a copy to:
                         Carol Crofoot Hayes, Esq.
                           The Coca-Cola Company
                            One Coca-Cola Plaza
                          Atlanta, Georgia 30313
                               (404) 676-2121

                             October 19, 1999
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),(f) or (g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

     CUSIP No.  - 191098102

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Coca-Cola Company
          58-0628465

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                            (b) [   ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A                                                   [   ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware

  NUMBER OF    7   SOLE VOTING POWER
   SHARES          None
 BENEFICIALLY
   OWNED BY    8   SHARED VOTING POWER
    EACH           1,984,495 shares of Common Stock, $1.00 par value per share
  REPORTING
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH           1,984,495 shares of Common Stock, $1.00 par value per share

               10  SHARED DISPOSITIVE POWER
                   None

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                       [   ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.05%

     14   TYPE OF REPORTING PERSON*
          CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D

     CUSIP No.  - 191098102

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Coca-Cola Trading Company
          59-1764184

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                            (b) [   ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A                                                   [   ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware


  NUMBER OF    7   SOLE VOTING POWER
   SHARES          None
 BENEFICIALLY
   OWNED BY    8   SHARED VOTING POWER
    EACH           1,984,495 shares of Common Stock, $1.00 par value per share
  REPORTING
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH           1,984,495 shares of Common Stock, $1.00 par value per share

               10  SHARED DISPOSITIVE POWER
                   None

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                       [   ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.05%

     14   TYPE OF REPORTING PERSON*
          CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                          SCHEDULE 13D

     CUSIP No.  - 191098102

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Coca-Cola Oasis, Inc.
          88-0320762

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                            (b) [   ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A                                                   [   ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware


  NUMBER OF    7   SOLE VOTING POWER
   SHARES          None
 BENEFICIALLY
   OWNED BY    8   SHARED VOTING POWER
    EACH           1,984,495 shares of Common Stock, $1.00 par value per share
  REPORTING
   PERSON      9   SOLE DISPOSITIVE POWER
    WITH           1,984,495 shares of Common Stock, $1.00 par value per share

               10  SHARED DISPOSITIVE POWER
                   None

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                       [   ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.05%

     14   TYPE OF REPORTING PERSON*
          CO


              *SEE INSTRUCTIONS BEFORE FILLING OUT

                          SCHEDULE 13D

CUSIP No.  - 191098102

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Carolina Coca-Cola Bottling Investments, Inc.
          58-2056767

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                            (b) [   ]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS*
          OO

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          N/A                                                   [   ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          State of Delaware


  NUMBER OF    7  SOLE VOTING POWER
   SHARES         None
 BENEFICIALLY
   OWNED BY    8  SHARED VOTING POWER
    EACH          1,984,495 shares of Common Stock, $1.00 par value per share
  REPORTING
   PERSON      9  SOLE DISPOSITIVE POWER
    WITH          1,984,495 shares of Common Stock, $1.00 par value per share

              10  SHARED DISPOSITIVE POWER
                  None

     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,984,495 shares of Common Stock, $1.00 par value per share

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                       [   ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.05%

     14   TYPE OF REPORTING PERSON*
          CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT

                        AMENDMENT NO. 19
                               TO
        STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                             OF THE
                 GENERAL RULES AND REGULATIONS
                           UNDER THE
                SECURITIES EXCHANGE ACT OF 1934


     This Amendment No. 19 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 18 (the "Schedule 13D"). Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

ITEM 2.    IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated as follows:

     This statement is being filed by The Coca-Cola Company, and three of The Coca-Cola Company's direct or indirect wholly owned subsidiaries, namely The Coca-Cola Trading Company ("Trading Company"), Coca-Cola Oasis, Inc. ("Oasis") and Carolina Coca-Cola Bottling Investments, Inc. ("Carolina," and together with The Coca-Cola Company, Trading Company and Oasis, the "Reporting Persons"). Each of the Reporting Persons is a Delaware corporation, having its principal executive offices at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404)676-2121. Carolina is a direct wholly owned subsidiary of Oasis, Oasis is a direct wholly owned subsidiary of Trading Company, and Trading Company is a direct wholly owned subsidiary of The Coca-Cola Company.

     The Coca-Cola Company is the largest manufacturer, distributor and marketer of soft drink concentrates and syrups in the world, as well as the world's largest distributor and marketer of juice and juice-drink products.

     Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit A(99.1) attached hereto, including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

     None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any Reporting Person has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 4.    PURPOSE OF TRANSACTION

     Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

          Piedmont Coca-Cola Bottling Partnership (formerly known as CCBCC Coca-Cola Bottling Partnership and Carolina Coca-Cola Bottling Partnership, and called the "Partnership" in this Amendment), was formed pursuant to a Partnership Agreement dated July 2, 1993 ("Partnership Agreement") between Carolina Coca-Cola Bottling Investments, Inc., a subsidiary of The Coca-Cola Company (the "KO Subsidiary"), and subsidiaries of Coca-Cola Bottling Co. Consolidated ("Coke Consolidated"). Section 19.1 of the Partnership Agreement provides that the Coke Consolidated subsidiaries will use their best efforts to purchase the interest of the KO Subsidiary between the sixth and eighth anniversaries of the date of the Partnership Agreement. In discussions pursuant to Section 19.1 of the Partnership Agreement, representatives of The Coca-Cola Company and Coke Consolidated have identified the following transaction structure as one that may meet all parties' objectives:

          1. The Partnership would redeem all of KO Subsidiary's ownership interest in the Partnership in exchange for the transfer to KO Subsidiary of all of the outstanding stock of a subsidiary of the Partnership (the "Acquired Subsidiary"), which Acquired Subsidiary would own shares of a class of non-voting preferred stock of Coke Consolidated with a value of $118 million and having a dividend yield of 4.3%.

          2. As part of the transaction, it is anticipated that the Partnership would borrow $118 million from commercial lenders.

          The Coca-Cola Company representatives have now received management approval to begin negotiation of definitive transaction documents, and the parties desire to close the transaction under consideration prior to December 31, 1999. However, until definitive documentation is executed, the parties have no binding legal obligation to close the proposed transaction. There can be no assurance that an agreement with respect to such a transaction will be reached, or, if an agreement is reached, that its terms will be on terms consistent with those described above or that any transaction will be consummated.

          KO invests in bottling operations such as Coke Consolidated in order to maximize the strength and efficiency of KO's production, distribution and marketing systems around the world. In line with this bottling strategy, KO regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Coke Consolidated. As part of this review, KO from time to time may consider, evaluate and propose various possible transactions involving Coke Consolidated or its subsidiaries, which could include, without limitation:

         (i) the possible acquisition of additional securities of Coke Consolidated, or the disposition of securities of Coke Consolidated;

        (ii) possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Coke Consolidated or any of its subsidiaries, including with other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

       (iii) the possible acquisition by Coke Consolidated or its subsidiaries of assets or interests in one or more bottling companies, including other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or bottling operations by Coke Consolidated or its subsidiaries.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended by adding and supplemented by adding to the information previously filed under this Item the following:

     Exhibit A (99.1) -   Directors and Executive Officers of
                          the Reporting Persons

                           SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE COCA-COLA COMPANY


                                        By: /s/ JAMES E. CHESTNUT
                                           --------------------------------
                                           James E. Chestnut
                                           Senior Vice President and
                                            Chief Financial Officer

Date: October 19, 1999

                                        THE COCA-COLA TRADING COMPANY


                                        By: /s/ JAMES E. CHESTNUT
                                           --------------------------------
                                           James E. Chestnut
                                           Vice President and
                                            Chief Financial Officer

Date: October 19, 1999

                                        COCA-COLA OASIS, INC.


                                        By: /s/ JAMES E. CHESTNUT
                                           --------------------------------
                                           James E. Chestnut
                                           Chief Financial Officer

Date: October 19, 1999
                                        CAROLINA COCA-COLA BOTTLING
                                        INVESTMENTS, INC.


                                        By: /s/ JAMES E. CHESTNUT
                                           --------------------------------
                                           James E. Chestnut
                                           Vice President and
                                            Chief Financial Officer

Date: October 19, 1999

                         EXHIBIT INDEX



EXHIBIT                   DESCRIPTION
-------                   -----------

 A (99.1)      Directors and Executive Officers of the
               Reporting Persons